UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Comstock Holding Companies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

205684202
(CUSIP Number)

Jubal Thompson, Esq.
General Counsel and Secretary Comstock Holding Companies, Inc. 1900 Reston Metro Plaza, 10th Floor Reston, Virginia 20190
(703) 230-1985
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Christopher Clemente
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,990 (1)
	8	SHARED VOTING POWER 2,840,180 (2)
	9	SOLE DISPOSITIVE POWER 204,990 (1)
	10	SHARED DISPOSITIVE POWER 2,840,180 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,045,170 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)Includes an aggregate of 3,571 shares of Class A Common Stock subject to warrants exercisable by Mr. Clemente.
(2)Includes (i) 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis, (ii) 88,239 shares of Class A Common Stock beneficially owned by Mr. Clemente’s family members, including shares held in trusts for which Mr. Clemente is currently the custodian, and (iii) an aggregate of 17,000 shares of Class A Common Stock subject to exercisable warrants and options owned by Mr. Clemente’s family member.
(3)Based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FR 54, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913,601 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913,601 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,601 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)Includes 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.
(2)Based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS CP Real Estate Services, LC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 772,749
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 772,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)    Based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stonehenge Funding, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)    Based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Clemente Investment Management, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 924,126
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,126
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)    Based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 205684202    SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) is filed by Christopher Clemente, CP Real Estate Services, LC (“CPRES”), FR 54, L.C. (“FR54”) and Stonehenge Funding, L.C. (“Stonehenge Funding”) to amend and supplement the statement on Schedule 13D originally filed on February 10, 2005 by Christopher Clemente, as amended by Amendment No. 1 filed on June 30, 2005, Amendment No. 2 filed on June 8, 2019 and Amendment No. 3 filed on June 15, 2022. This is an original filing of Clemente Investment Management, L.C. (“CIM”, together with Christopher Clemente, CPRES, FR54 and Stonehenge Funding, the “Reporting Persons”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing.
Item 1. Security and Issuer
This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Comstock Holding Companies, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.
Item 2. Identity and Background
This Amendment No. 4 is being filed jointly by the Reporting Persons. The principal business address of each of the Reporting Persons is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190. Christopher Clemente is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and is a citizen of the United States. CPRES is a Virginia limited liability company and wholly owned by Mr. Clemente. FR54 is a Virginia limited liability company and wholly owned by Mr. Clemente. Stonehenge Funding is a Virginia limited liability company and wholly owned by Mr. Clemente. CIM is a Virginia limited liability company and controlled by Mr. Clemente. Each of CPRES, FR54, Stonehenge Funding and CIM is primarily engaged in the business of investing in securities. By virtue of these relationships and pursuant to the Securities and Exchange Commission’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group. Dwight Schar, Schar Holdings, Inc. and Schar Holdings, LLC (collectively, the “Schar Group”), which will separately file a Schedule 13D, may be considered a group with the Reporting Persons given Mr. Schar is Mr. Clemente’s father-in-law. The Reporting Persons expressly disclaim any membership in a group with the Schar Group. The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock that may be beneficially owned by any members of the Schar Group or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and manager of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
The information set forth in Item 4 below is incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:

On December, 23, 2022, (i) CP Real Estate Services, LC ("CPRES"), an entity wholly-owned by Mr. Clemente, transferred 1,848,253 shares of the Company's Class A Common Stock to 11465 SH I, LLC ("11465"), an entity controlled by Mr. Clemente, who then immediately distributed the shares on a pro rata basis to Clemente Investment Management, L.C. ("CIM"), an entity controlled by Mr. Clemente, and Schar Holdings, Inc. (the "Pro Rata Distribution) and (ii) CPRES transferred 2,039,233 shares of the Company's Class A Common Stock to Schar Holdings, LLC (collectively, the "Transactions"). The Transactions are related to that certain Share

CUSIP No. 205684202    SCHEDULE 13D

Exchange and Purchase Agreement by and between the Company and CPRES for the consideration described in the Form 8-K filed by the Company with the SEC on June 13, 2022.

On December 23, 2022 and immediately following the completion of the Transactions, Mr. Clemente transferred by way of a gift 27,000 shares of Class A Common Stock to members of his family, 15,000 of which are indirectly beneficially owned by Mr. Clemente.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
All percentages are based on 9,490,316 shares of Class A Common Stock outstanding, which is the sum of (i) 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, and (iii) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,045,170 shares of Class A Common Stock, representing 32.1% of the outstanding Class A Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Common Stock owned by the Reporting Persons:
(i) Sole power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Christopher Clemente has the sole power to vote, or to direct the vote of, and sole power to dispose of, or direct the disposition of, 204,990 shares of Class A Common Stock, including 3,571 shares of Class A Common Stock subject to exercisable warrants and options.
(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Christopher Clemente has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 2,840,180 shares of Class A Common Stock, including (i) 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a one-for-one basis, (ii) 88,239 shares of Class A Common Stock owned by Mr. Clemente’s family members, including shares held in trusts for which Mr. Clemente is currently the custodian, and (iii) an aggregate of 17,000 shares of Class A Common Stock subject to exercisable warrants and options owned by Mr. Clemente’s family member.
FR54 has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 913,601 shares of Class A Common Stock, including 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. Each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock on all matters submitted to the Issuer’s stockholders for a vote.
CPRES has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 772,749 shares of Class A Common Stock.
Stonehenge Funding has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 124,465 shares of Class A Common Stock.

CIM has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 924,126 shares of Class A Common Stock.

CUSIP No. 205684202    SCHEDULE 13D

(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in the Class A Common Stock in the past 60 days.
(d) Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
Exhibit 1    Joint Filing Agreement, among Christopher Clemente, CP Real Estate Services, LC, FR 54, L.C., Stonehenge Funding, L.C., and Clemente Investment Management, L.C. dated December 28, 2022.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2022	CHRISTOPHER CLEMENTE
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente

CP REAL ESTATE SERVICES, LC
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

FR 54, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

STONEHENGE FUNDING, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

CLEMENTE INVESTMENT MANAGEMENT, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

CP REAL ESTATE SERVICES, LC

The sole manager of CP Real Estate Services, LC is set forth below. The individual’s business address is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

FR 54, L.C.

The sole manager of FR 54, L.C. is set forth below. The individual’s business address is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

STONEHENGE FUNDING, L.C.

The sole manager of Stonehenge Funding, L.C. is set forth below. The individual’s business address is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

CLEMENTE INVESTMENT MANAGEMENT, L.C.

The sole manager of Clemente Investment Management, L.C. is set forth below. The individual’s business address is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.

Name	Present Principal Occupation or Employment	Citizenship
Christopher Clemente	Chief Executive Officer and Chairman of the Board of Directors of the Issuer	United States

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Class A Common Stock, $0.01 par value per share, of Comstock Holding Companies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: December 28, 2022	CHRISTOPHER CLEMENTE
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente

CP REAL ESTATE SERVICES, LC
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

FR 54, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

STONEHENGE FUNDING, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

CLEMENTE INVESTMENT MANAGEMENT, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager